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                            April 16, 2021

       Johanna Cronin
       Manager of StartEngine Assets LLC
       StartEngine Real Estate REIT 1 LLC
       3900 W Alameda Ave., Suite 1200
       Burbank, CA 91505

                                                        Re: StartEngine Real
Estate REIT 1 LLC
                                                            Amendment No. 1 to
Offering Statement
                                                            Offering Statement
on Form 1-A
                                                            Filed March 31,
2021
                                                            File No. 024-11465

       Dear Ms. Cronin:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 22, 2021 letter.

       Amendment No. 1 to Offering Statement on Form 1-A filed March 31, 2021

       General

   1. We note your response to comment 11 and the deletion of the reference to Mr. Chesser and his affiliates
having deployed $500 million in 80 properties over 26 years. Please explain to us the
particular reasons why you believe none of these programs would require disclosure in Appendix
B.
 Johanna Cronin
FirstName
StartEngineLastNameJohanna
             Real Estate REIT 1Cronin
                                LLC
Comapany
April       NameStartEngine Real Estate REIT 1 LLC
       16, 2021
April 216, 2021 Page 2
Page
FirstName LastName
Cover Page

2. We note the revised disclosure in response to comment 6 and the statement that investor funds are revocable. Please revise to cross reference to a location where you describe the terms and mechanics for revoking.
Questions and Answers, page 8

3. We note your revised disclosure in response to comment 5. Please revise pages 12-13 and where appropriate to indicate, if true, that you will not begin distributions until after acquiring real estate assets and generating revenues.
Index to the consolidated financial statements, page F-1

4. Please update your financial statements in your next amendment in accordance with Form
         1-A Part F/S.
        You may contact Peter McPhun at 202-551-3581 or Shannon Menjivar at 202-551-3856
if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or James Lopez at 202-551-3536 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:      Jamie Ostrow